QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 8)

Methode Electronics, Inc.
(Name of Subject Company)

Methode Electronics, Inc.
(Name of Person(s) Filing Statement)

Class B Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)

591520 10 1
(CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548
(708) 867-6777
(Name, Address and Telephone Number of Person Authorized
to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

James W. Ashley, Jr. Lord Bissell & Brook 115 South LaSalle Street Chicago, Illinois 60603 (312) 443-0700	Daniel A. Neff Trevor S. Norwitz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York, 10019 (212) 403-1000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        This Amendment No. 8 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on July 21, 2003 (as amended by Amendment No. 1 filed on August 4, 2003, Amendment No. 2 filed on August 14, 2003, Amendment No. 3 filed on August 20, 2003, Amendment No. 4 filed on August 27, 2003, Amendment No. 5 filed on September 3, 2003, Amendment No. 6 filed on September 11, 2003 and Amendment No. 7 filed on October 3, 2003, the "Schedule 14D-9"), by Methode Electronics, Inc., a Delaware corporation (the "Company" or "Methode"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following:

    (a)
    Legal Matters

        Litigation.    On October 20, 2003, the Court of Chancery of the State of Delaware denied plaintiff's motion for expedited proceedings and for the setting of a preliminary injunction hearing in the litigation captioned Fein v. Methode Electronics, Inc., the purported class action filed on behalf of holders of Methode's Class B common stock.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 22, 2003	Methode Electronics, Inc.
	By:	/s/ DONALD W. DUDA Name: Donald W. Duda Title: President

3

QuickLinks

  ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.
SIGNATURE